Exhibit 99.1

KE Holdings Inc. Announces Third Quarter 2020 Unaudited Financial Results

BEIJING, China, November 16, 2020 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Business Highlights for the Third Quarter of 2020

•                  Gross transaction value (GTV)1 was RMB1,050.0 billion (US$154.6 billion), an increase of 87.2% year-over-year. GTV of existing home transactions was RMB576.1 billion (US$84.8 billion), an increase of 71.8% year-over-year. GTV of new home transactions was RMB420.7 billion (US$62.0 billion), an increase of 105.7% year-over-year. GTV of emerging and other services was RMB53.2 billion (US$7.8 billion), an increase of 151.5% year-over-year.

•                  Net revenues were RMB20.5 billion (US$3.0 billion), an increase of 70.9% year-over-year.

•                  Net income was RMB75 million (US$11 million). Adjusted net income2 was RMB1,858 million (US$274 million), an increase of 210.6% year-over-year.

•                  Number of stores was 44,883 as of September 30, 2020, a 41.7% increase year-over-year.

•                  Number of agents was 477,810 as of September 30, 2020, a 50.7% increase year-over-year.

•                  Mobile monthly active users (MAU)3 averaged 47.9 million, an increase of 82.1% year-over-year.

1  GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions and emerging and other services, and including transactions that are contracted but pending closing at the end of period.

2  Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, and (iv) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3  Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users (including Beike or Lianjia mobile app, and Weixin Mini Programs) for each month of such period, by (ii) the number of months in such period.

Mr. Stanley Yongdong Peng, Co-founder and Chief Executive Officer of Beike, commented, “We are pleased to deliver strong results for our first quarter as a public company. In the third quarter, we continued to strengthen our infrastructure, including the Agent Cooperation Network, by scaling up our network of community centric stores and agents, as well as expanding our online presence at a rapid pace. With improved customer experience on our platform, we achieved an 87.2% increase in GTV and a 70.9% increase in net revenues year-over-year. For existing home transaction services, with strong demand for quality housing transaction services from both home sellers and buyers, we further grew our GTV by 71.8% year-over-year. For example, facilitated by our big data technology, the Premium Package for Home Sellers was tailor-made for home sellers for more effective housing transactions. For new home transaction services, with increasing demand from real estate developers for professional brokerage services and our enhanced capability to achieve effective sell-through, our GTV of new home transaction services increased by 105.7% year-over-year. We partnered with real estate developers to adopt the 3-Day Free Return policy, while performing extensive risk assessment to ensure strong management of receivables. Leveraging our world-class database for residential housing and A.I. technology, we continued to standardize and digitalize the industry by adopting innovative applications, such as our Online Mortgage Processing Service, Xiaobei AI-assistant 2.0 and VR Lite. As we further execute our strategic initiatives centered on taking care of our customers and supporting service providers, we remain enthusiastic about our future path and are confident to deliver sustainable value to our housing customers, agents and other platform participants over the long-term.”

Mr. Tao Xu, Chief Financial Officer of Beike, further commented, “We achieved robust financial and operational growths in the third quarter. Our net revenues increased by 70.9% year-over-year to RMB20.5 billion, driven by solid growth of GTV of both existing home and new home transaction services, along with increased productivity and continuously improved service quality on our platform. Additionally, we achieved strong improvement in profitability in the third quarter as a result of greater operating leverage. Adjusted net income increased by 210.6% to RMB1,858 million (US$274 million) from RMB598 million for the same period in 2019. Looking ahead, drawing upon our infrastructure that we endeavor to iterate, amplifying our extensive industry experience in reconstructing and streamlining the complex housing transactions, we will continue to grow in all fronts, diversify our business offerings across housing related products and services. We remain strongly committed to our mission of admirable service and joyful living, and reshaping the industry while capturing the tremendous opportunities along with all our platform participants.”

Third Quarter 2020 Financial Results

Net Revenues

Net revenues increased by 70.9% to RMB20.5 billion (US$3.0 billion) in the third quarter of 2020 from RMB12.0 billion in the same period of 2019, primarily attributable to the increase in GTV of both existing home transaction services and new home transaction services.

•                  Net revenues from existing home transaction services increased by 46.2% to RMB8.8 billion (US$1.3 billion) in the third quarter of 2020 from RMB6.1 billion in the same period of 2019, primarily attributable to a 71.8% increase in GTV of existing home transactions to RMB576.1 billion (US$84.8 billion) in the third quarter of 2020 from RMB335.4 billion in the same period of 2019. Among that, (i) the revenue derived from platform service, franchise service and other value-added services, which are mostly charged to connected agents on the Company’s platform increased by 95.7% to RMB0.9 billion (US$0.1 billion) in the third quarter of 2020 from RMB0.5 billion in the same period of 2019, as the GTV of existing home transactions served by connected agents on the Company’s platform increased by 110.7% to RMB290.4 billion (US$42.8 billion) in the third quarter of 2020 from RMB137.8 billion in the same period of 2019; (ii) commission revenue increased by 42.0% to RMB7.9 billion (US$1.2 billion) in the third quarter of 2020 from RMB5.6 billion in the same period of 2019, driven by the GTV of existing home transactions served by the Company’s Lianjia brand increased by 44.6% to RMB285.7 billion (US$42.1 billion) in the third quarter of 2020 from RMB197.6 billion in the same period of 2019.

•                  Net revenues from new home transaction services increased by 95.0% to RMB11.1 billion (US$1.6 billion) in the third quarter of 2020 from RMB5.7 billion in the same period of 2019, primarily attributable to an increase in the GTV of new home transactions to RMB420.7 billion (US$62.0 billion) in the third quarter of 2020 from RMB204.5 billion in the same period of 2019, among which, RMB82.8 billion (US$12.2 billion) and RMB49.3 billion, respectively, were served by Lianjia brand.

•                  Net revenues from emerging and other services increased by 116.6% to RMB0.6 billion (US$0.1 billion) in the third quarter of 2020 from RMB0.3 billion in the same period of 2019. The increase was primarily due to the increase of penetration level of the Company’s financial services around the housing transaction services.

Cost of Revenues

Cost of revenues increased by 78.0% to RMB16.2 billion (US$2.4 billion) in the third quarter of 2020 from RMB9.1 billion in the same period of 2019, primarily attributable to the increase in split commission to connected agents and other sales channels and the increase in internal commission and compensation.

•                  Commission - split. The Company’s cost of revenues for commissions to connected agents and other sales channels increased by 143.8% to RMB7.7 billion (US$1.1 billion) in the third quarter of 2020 from RMB3.2 billion in the same period of 2019. The increase was primarily attributable to the incremental increase in the number of new home transactions completed through connected agents and other sales channels, which in turn was driven by the increasing number of connected agents and other sales channels joining our platform, as well as the promotional measures related to new home transaction services to incentivize the connected agents and other sales channels on our platform in the third quarter of 2020.

•                  Commission and compensation - internal. The Company’s cost of revenues for internal commission and compensation increased by 36.2% to RMB6.6 billion (US$1.0 billion) in the third quarter of 2020 from RMB4.9 billion in the same period of 2019. The increase was primarily attributable to the increase in the number of new and existing home transactions completed through Lianjia brand.

•                  Cost related to stores. The Company’s cost related to stores remained relatively stable at RMB0.8 billion (US$0.1 billion) in the third quarter of 2020 as compared to the same period of 2019, mainly attributable to the Company’s efforts to optimize the Company’s store network and store size and improve the efficiency of each store.

Gross Profit

Gross profit increased by 49.1% to RMB4.4 billion (US$0.6 billion) in the third quarter of 2020 from RMB2.9 billion in the same period of 2019. Gross margin was 21.3% in the third quarter of 2020, compared to 24.4% in the same period of 2019. The decrease in gross margin was mainly attributable to the increase of share-based compensation expenses and structural change that more new home transactions were facilitated by connected stores and agents and other sales channels.

Income (Loss) from Operations

Operating expenses increased by 75.8% to RMB4.5 billion (US$0.7 billion) in the third quarter of 2020 from RMB2.5 billion in the same period of 2019. General and administrative expenses were RMB2,649 million (US$390 million) in the third quarter of 2020, compared to RMB1,367 million in the same period of 2019, mainly due to the increase of share-based compensation expenses and number of supporting staff in city-level. Sales and marketing expenses were RMB1,026 million (US$151 million) in the third quarter of 2020, compared to RMB737 million in the same period of 2019, mainly due to the increase of the brand advertising and promotional marketing activities and share-based compensation expenses. Research and development expenses were RMB789 million (US$116 million) in the third quarter of 2020, compared to RMB436 million in the same period of 2019, mainly due to the increase of share-based compensation expenses.

Loss from operations was RMB81 million (US$12 million) in the third quarter of 2020, compared to income from operations of RMB400 million in the same period of 2019. Operating margin was negative 0.4% in the third quarter of 2020, compared to 3.3% in the same period of 2019, primarily due to the increase of share-based compensation expenses.

Adjusted income from operations4 increased by 185.1% to RMB1,740 million (US$256 million) in the third quarter of 2020 from RMB610 million in the same period of 2019. Adjusted operating margin increased to 8.5% in the third quarter of 2020 from 5.1% in the same period of 2019. Adjusted EBITDA5 increased by 122.3% to RMB2,248 million (US$331 million) in the third quarter of 2020 from RMB1,011 million in the same period of 2019.

Net Income (loss)

Net income was RMB75 million (US$11 million) in the third quarter of 2020, compared to RMB384 million in the same period of 2019.

Adjusted net income increased by 210.6% to RMB1,858 million (US$274 million) in the third quarter of 2020 from RMB598 million in the same period of 2019.

4  Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) changes in fair value of financial assets recognized as deemed marketing expenses. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

5  Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) interest income, net, (ii) income tax expense (benefit), (iii) depreciation of property and equipment, (iv) amortization of intangible assets, (v) share-based compensation expenses, and (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income (loss) attributable to KE Holdings Inc.’s ordinary shareholders

Net loss attributable to KE Holdings Inc.’s ordinary shareholders was RMB271 million (US$40 million) in the third quarter of 2020, compared to RMB77 million in the same period of 2019.

Adjusted net income attributable to KE Holdings Inc.6 increased by 212.3% to RMB1,857 million (US$274 million) in the third quarter of 2020 from RMB595 million in the same period of 2019.

Net Income (loss) per ADS

Diluted net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders7 was RMB0.33 (US$0.05) in the third quarter of 2020, compared to RMB0.17 in the same period of 2019.

Adjusted diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders8 increased by 762.5% to RMB1.38 (US$0.20) in the third quarter of 2020 from RMB0.16 in the same period of 2019.

6  Adjusted net income (loss) attributable to KE Holdings Inc. is a non-GAAP financial measure and represents adjusted income (loss) attributable to KE Holdings Inc’s ordinary shareholders and preferred shareholders, and all preferred shares of KE Holdings Inc. had been automatically converted to ordinary shares upon initial public offering of KE Holdings Inc. on a one-for-one basis. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) tax effects of the above non-GAAP adjustments, and (v) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7  ADS is American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Diluted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS.

8  Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of September 30, 2020, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB59.2 billion (US$8.7 billion).

Business Outlook

For the fourth quarter of 2020, the Company expects total net revenues to be between RMB19.2 billion (US$2.8 billion) and RMB20.2 billion (US$3.0 billion), representing an increase of approximately 33.5% to 40.5% from the same quarter of 2019. This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call Information

The Company will hold a conference call on 8:00 PM U.S. Eastern Time on Monday, November 16, 2020 (9:00 AM Beijing/Hong Kong Time on Tuesday, November 17, 2020) to discuss the financial results. Details for the conference call are as follows:

Event Title: KE Holding Inc. Third Quarter 2020 Earnings Conference Call

Conference ID: 1175472

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/1175472

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.ke.com/.

The replay will be accessible through November 24, 2020, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696

Mainland, China:	400-602-2065

Hong Kong, China:	+852-3051-2780

International:	+61-2-8199-0299

Conference ID:	1175472

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc., adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) changes in fair value of financial assets recognized as deemed marketing expenses. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, and (iv) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc. is defined as net income (loss) attributable to KE Holdings Inc., excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) tax effects of the above non-GAAP adjustments, and (v) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) interest income, net, (ii) income tax expense (benefit), (iii) depreciation of property and equipment, (iv) amortization of intangible assets, (v) share-based compensation expenses, and (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the Unaudited reconciliation of GAAP and non-GAAP results included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 19 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in our industry; relevant government policies and regulations relating to our industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	24,319,332	38,046,404	5,603,630
Restricted cash	7,380,341	8,009,714	1,179,703
Short-term investments	1,844,595	13,156,851	1,937,795
Short-term financing receivables, net of allowance for credit losses	2,125,621	1,561,288	229,953
Accounts receivable, net of allowance for credit losses	8,093,219	10,840,817	1,596,680
Amounts due from and prepayments to related parties	927,306	462,733	68,153
Loan receivables from related parties	1,929,076	45,792	6,744
Prepayments, receivables and other assets	5,292,996	3,573,101	526,261
Total current assets	51,912,486	75,696,700	11,148,919
Non-current assets
Property and equipment, net	1,134,228	1,258,326	185,331
Right-of-use assets	5,625,015	6,131,448	903,065
Long-term financing receivables, net of allowance for credit losses	265,868	266,902	39,310
Long-term investments, net	2,333,745	2,461,657	362,563
Intangible assets, net	2,560,442	2,062,294	303,743
Goodwill	2,477,075	2,490,155	366,761
Non-current restricted cash	230,903	59,282	8,731
Other non-current assets	725,550	547,431	80,628
Total non-current assets	15,352,826	15,277,495	2,250,132
TOTAL ASSETS	67,265,312	90,974,195	13,399,051

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$

LIABILITIES
Current liabilities
Accounts payable	4,212,705	6,302,947	928,324
Amounts due to related parties	263,659	196,799	28,985
Employee compensation and welfare payable	9,113,011	9,825,634	1,447,161
Customer deposits payable	4,382,803	6,439,696	948,465
Income taxes payable	994,815	289,824	42,686
Short-term borrowings	720,000	570,000	83,952
Lease liabilities current portion	2,222,745	2,437,774	359,045
Short-term funding debt	2,291,723	2,411,361	355,155
Contract liabilities	593,373	721,370	106,246
Accrued expenses and other current liabilities	3,002,841	2,531,795	372,893
Total current liabilities	27,797,675	31,727,200	4,672,912
Non-current liabilities
Deferred tax liabilities	22,446	22,446	3,306
Lease liabilities non-current portion	2,914,240	3,299,658	485,987
Long-term borrowings	4,890,030	4,698,996	692,087
Long-term funding debt	7,500	15,000	2,209
Other non-current liabilities	97,829	79,879	11,765
Total non-current liabilities	7,932,045	8,115,979	1,195,354
TOTAL LIABILITIES	35,729,720	39,843,179	5,868,266

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$

MEZZANINE EQUITY
Series B convertible redeemable preferred shares (US$0.00002 par value; 750,000,000 shares authorized, 298,483,760 issued and outstanding with redemption value of 6,406,056 as of December 31, 2019; nil authorized, issued and outstanding as of September 30, 2020)	6,406,056	—	—
Series C convertible redeemable preferred shares (US$0.00002 par value; 750,000,000 shares authorized, 470,568,175 issued and outstanding with redemption value of 12,118,251 as of December 31, 2019; nil authorized, issued and outstanding as of September 30, 2020)	12,118,251	—	—
Series D convertible redeemable preferred shares (US$0.00002 par value; 1,000,000,000 shares authorized,430,835,530 issued and outstanding with redemption value of 11,831,223 as of December 31, 2019; nil authorized, issued and outstanding as of September 30, 2020)	11,831,223	—	—
Series D+ convertible redeemable preferred shares (US$0.00002 par value; 750,000,000 shares authorized, 310,879,155 issued and outstanding with redemption value of 10,017,365 as of December 31, 2019; nil authorized, issued and outstanding as of September 30, 2020)	10,017,365	—	—
TOTAL MEZZANINE EQUITY	40,372,895	—	—

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$

SHAREHOLDERS’ EQUITY (DEFICIT)
KE Holdings Inc. shareholders’ equity (deficit)
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated, 584,865,410 and 2,544,836,855 Class A ordinary shares issued and outstanding as of December 31, 2019 and September 30, 2020; 885,301,280 Class B ordinary shares issued and outstanding as of December 31, 2019 and September 30, 2020)	202	466	69
Additional paid-in capital	2,533,889	61,565,221	9,067,577
Statutory reserves	253,732	253,791	37,379
Accumulated other comprehensive income (loss)	63,308	(531,354)	(78,260)
Accumulated deficit	(11,775,637)	(10,183,598)	(1,499,882)
Total KE Holdings Inc. shareholders’ equity (deficit)	(8,924,506)	51,104,526	7,526,883
Non-controlling interests	87,203	26,490	3,902
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	(8,837,303)	51,131,016	7,530,785
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)	67,265,312	90,974,195	13,399,051

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	Three months ended			Nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Existing home transaction services	6,054,779	8,849,706	1,303,421	18,699,359	21,404,907	3,152,602
New home transaction services	5,679,371	11,074,424	1,631,086	12,156,223	25,051,136	3,689,634
Emerging and other services	288,509	624,785	92,021	777,782	1,354,290	199,465
Total net revenues	12,022,659	20,548,915	3,026,528	31,633,364	47,810,333	7,041,701
Cost of revenues
Commission-split	(3,173,874)	(7,736,904)	(1,139,523)	(5,669,481)	(16,115,155)	(2,373,506)
Commission and compensation-internal	(4,862,917)	(6,624,055)	(975,618)	(14,545,589)	(16,534,075)	(2,435,206)
Cost related to stores	(799,071)	(832,719)	(122,646)	(2,283,714)	(2,260,339)	(332,912)
Others	(247,328)	(972,007)	(143,161)	(614,297)	(1,465,127)	(215,790)
Total cost of revenues(1)	(9,083,190)	(16,165,685)	(2,380,948)	(23,113,081)	(36,374,696)	(5,357,414)
Gross profit	2,939,469	4,383,230	645,580	8,520,283	11,435,637	1,684,287
Operating expenses
Sales and marketing expenses(1)	(736,579)	(1,026,479)	(151,184)	(2,274,976)	(2,391,909)	(352,290)
General and administrative expenses(1)	(1,367,166)	(2,648,678)	(390,108)	(3,814,881)	(5,705,203)	(840,286)
Research and development expenses(1)	(436,056)	(789,089)	(116,220)	(1,093,089)	(1,763,520)	(259,738)
Total operating expenses	(2,539,801)	(4,464,246)	(657,512)	(7,182,946)	(9,860,632)	(1,452,314)
Income/(loss) from operations	399,668	(81,016)	(11,932)	1,337,337	1,575,005	231,973
Interest income, net	64,835	22,231	3,274	168,378	158,926	23,407
Share of results of equity investees	4,803	7,138	1,051	14,431	4,812	709
Fair value changes in investments, net	(9,548)	76,277	11,234	11,825	55,968	8,243
Foreign currency exchange loss	(13,753)	(8,096)	(1,192)	(20,853)	(684)	(101)
Other income, net	255,376	317,798	46,807	329,659	780,585	114,968
Income before income tax expense	701,381	334,332	49,242	1,840,777	2,574,612	379,199
Income tax expense	(317,120)	(258,991)	(38,145)	(899,504)	(891,845)	(131,355)
Net income	384,261	75,341	11,097	941,273	1,682,767	247,844
Less: net income attributable to non-controlling interests shareholders	2,907	644	95	3,488	152	22
Net income attributable to KE Holdings Inc.	381,354	74,697	11,002	937,785	1,682,615	247,822
Accretion on convertible redeemable preferred shares to redemption value	(457,938)	(346,143)	(50,981)	(1,288,686)	(1,755,228)	(258,517)
Net loss attributable to KE Holdings Inc.’s ordinary shareholders	(76,584)	(271,446)	(39,979)	(350,901)	(72,613)	(10,695)

Net income	384,261	75,341	11,097	941,273	1,682,767	247,844
Currency translation adjustments	189,642	(745,045)	(109,733)	216,591	(594,662)	(87,584)
Total comprehensive income/(loss)	573,903	(669,704)	(98,636)	1,157,864	1,088,105	160,260
Less: comprehensive income attributable to non-controlling interests shareholders	2,907	644	95	3,488	152	22
Comprehensive income/(loss) attributable to KE Holdings Inc.	570,996	(670,348)	(98,731)	1,154,376	1,087,953	160,238
Accretion on convertible redeemable preferred shares to redemption value	(457,938)	(346,143)	(50,981)	(1,288,686)	(1,755,228)	(258,517)
Comprehensive income/(loss) attributable to KE Holdings Inc.’s ordinary shareholders	113,058	(1,016,491)	(149,712)	(134,310)	(667,275)	(98,279)

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	Three months ended			Nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted
—Basic	1,368,472,536	2,470,138,350	2,470,138,350	1,375,633,568	1,812,367,756	1,812,367,756
—Diluted	1,368,472,536	2,470,138,350	2,470,138,350	1,375,633,568	1,812,367,756	1,812,367,756

Weighted average number of ADS used in computing net loss per ADS, basic and diluted
—Basic	456,157,512	823,379,450	823,379,450	458,544,523	604,122,585	604,122,585
—Diluted	456,157,512	823,379,450	823,379,450	458,544,523	604,122,585	604,122,585

Net loss per share attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	(0.06)	(0.11)	(0.02)	(0.26)	(0.04)	(0.01)
—Diluted	(0.06)	(0.11)	(0.02)	(0.26)	(0.04)	(0.01)

Net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	(0.17)	(0.33)	(0.05)	(0.77)	(0.12)	(0.02)
—Diluted	(0.17)	(0.33)	(0.05)	(0.77)	(0.12)	(0.02)

(1) Includes share-based compensation expenses as follows:

Cost of revenues	—	435,021	64,072	—	435,021	64,072
Sales and marketing expenses	—	47,362	6,976	—	47,362	6,976
General and administrative expenses	63,238	901,692	132,805	109,286	901,692	132,805
Research and development expenses	—	284,120	41,846	—	284,120	41,846

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	Three months ended			Nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

Income/(loss) from operations	399,668	(81,016)	(11,932)	1,337,337	1,575,005	231,973
Share-based compensation expenses	63,238	1,668,195	245,699	109,286	1,668,195	245,699
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	147,361	152,685	22,488	297,027	461,286	67,940
Changes in fair value of financial assets recognized as deemed marketing expenses	—	—	—	274,772	—	—
Adjusted income from operations	610,267	1,739,864	256,255	2,018,422	3,704,486	545,612

Net income	384,261	75,341	11,097	941,273	1,682,767	247,844
Share-based compensation expenses	63,238	1,668,195	245,699	109,286	1,668,195	245,699
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	147,361	152,685	22,488	297,027	461,286	67,940
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	3,037	(36,499)	(5,376)	262,908	(91,030)	(13,407)
Tax effects on non-GAAP adjustments	430	(1,510)	(222)	1,290	(2,325)	(342)
Adjusted net income	598,327	1,858,212	273,686	1,611,784	3,718,893	547,734

Net income	384,261	75,341	11,097	941,273	1,682,767	247,844
Income tax expense	317,120	258,991	38,145	899,504	891,845	131,355
Share-based compensation expenses	63,238	1,668,195	245,699	109,286	1,668,195	245,699
Amortization of intangible assets	153,437	155,728	22,936	310,973	475,796	70,077
Depreciation of property and equipment	154,599	148,061	21,807	434,814	372,022	54,793
Interest income, net	(64,835)	(22,231)	(3,274)	(168,378)	(158,926)	(23,407)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	3,037	(36,499)	(5,376)	262,908	(91,030)	(13,407)
Adjusted EBITDA	1,010,857	2,247,586	331,034	2,790,380	4,840,669	712,954

Net income attributable to KE Holdings Inc.	381,354	74,697	11,002	937,785	1,682,615	247,822
Share-based compensation expenses	63,238	1,668,195	245,699	109,286	1,668,195	245,699
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	147,361	152,685	22,488	297,027	461,286	67,940
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	3,037	(36,499)	(5,376)	262,908	(91,030)	(13,407)
Tax effects on non-GAAP adjustments	430	(1,510)	(222)	1,290	(2,325)	(342)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(597)	(90)	(13)	(597)	(1,593)	(235)
Adjusted Net income attributable to KE Holdings Inc.	594,823	1,857,478	273,578	1,607,699	3,717,148	547,477
Accretion on convertible redeemable preferred shares to redemption value	(457,938)	(346,143)	(50,981)	(1,288,686)	(1,755,228)	(258,517)
Adjusted net income allocated to participating preferred shares	(60,656)	(342,033)	(50,376)	(138,180)	(799,341)	(117,730)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	76,229	1,169,302	172,221	180,833	1,162,579	171,230

KE Holdings Inc.

UNAUDITED RECONCILIATION of GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	Three months ended			Nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

Weighted average number of ADS used in computing net loss per ADS, basic and diluted
—Basic	456,157,512	823,379,450	823,379,450	458,544,523	604,122,585	604,122,585
—Diluted	456,157,512	823,379,450	823,379,450	458,544,523	604,122,585	604,122,585

Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted
—Basic	456,157,512	823,379,450	823,379,450	458,544,523	604,122,585	604,122,585
—Diluted	462,625,667	844,473,061	844,473,061	460,700,574	617,202,590	617,202,590

Net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	(0.17)	(0.33)	(0.05)	(0.77)	(0.12)	(0.02)
—Diluted	(0.17)	(0.33)	(0.05)	(0.77)	(0.12)	(0.02)

Non-GAAP adjustments to net loss per ADS attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	0.34	1.75	0.26	1.16	2.04	0.30
—Diluted	0.33	1.71	0.25	1.16	2.00	0.30

Adjusted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders
—Basic	0.17	1.42	0.21	0.39	1.92	0.28
—Diluted	0.16	1.38	0.20	0.39	1.88	0.28

KE Holdings Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Three months ended			Nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by operating activities	1,257,660	3,213,000	473,224	739,534	8,257,465	1,216,194
Net cash provided by/(used in) investing activities	132,616	(6,945,255)	(1,022,926)	(1,505,524)	(9,369,789)	(1,380,021)
Net cash provided by/(used in) financing activities	(2,222,516)	16,565,408	2,439,821	3,832,144	15,996,088	2,355,968
Effect of exchange rate change on cash, cash equivalents and restricted cash	109,779	(815,884)	(120,167)	133,779	(698,940)	(102,942)
Net increase/(decrease) in cash and cash equivalents and restricted cash	(722,461)	12,017,269	1,769,952	3,199,933	14,184,824	2,089,199
Cash, cash equivalents and restricted cash at the beginning of the period	16,682,592	34,098,131	5,022,112	12,760,198	31,930,576	4,702,865
Cash, cash equivalents and restricted cash at the end of the period	15,960,131	46,115,400	6,792,064	15,960,131	46,115,400	6,792,064

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CONTRIBUTION

(All amounts in thousands)

	Three months ended			Nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

Existing home transaction services
Net revenues	6,054,779	8,849,706	1,303,421	18,699,359	21,404,907	3,152,602
Less: Commission and compensation	(3,704,803)	(5,133,485)	(756,081)	(11,327,588)	(12,842,121)	(1,891,440)
Contribution	2,349,976	3,716,221	547,340	7,371,771	8,562,786	1,261,162

New home transaction services
Net revenues	5,679,371	11,074,424	1,631,086	12,156,223	25,051,136	3,689,634
Less: Commission and compensation	(4,278,281)	(9,128,976)	(1,344,553)	(8,742,069)	(19,602,097)	(2,887,077)
Contribution	1,401,090	1,945,448	286,533	3,414,154	5,449,039	802,557

Emerging and other services
Net revenues	288,509	624,785	92,021	777,782	1,354,290	199,465
Less: Commission and compensation	(53,707)	(98,498)	(14,507)	(145,413)	(205,012)	(30,195)
Contribution	234,802	526,287	77,514	632,369	1,149,278	169,270